April 7, 2017

Robert M. Schmidt (617) 951-7831 robert.schmidt@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sally Samuel, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Supplemental Comments on Post-Effective Amendment No. 99

Dear Ms. Samuel:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on the Trust’s Post-Effective Amendment No. 99 (the “485(a) Template Amendment”) to the Trust’s Registration Statement on Form N-1A. The 485(a) Template Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on February 9, 2017. The 485(a) Template Amendment was filed for the purpose of adding disclosure (the “New Disclosure”) to the Prospectus of AllianzGI Best Styles Emerging Markets Equity Fund (the “Fund”), a series of the Trust, related to (i) certain scheduled variations in, and eliminations of, Class A and Class C share sales charges for a specific intermediary and (ii) other sales load disclosure responsive to Item 12 of Form N-1A. The 485(a) Template Amendment was filed together with a request for template filing relief pursuant to Rule 485(b)(1)(vii) under the Securities Act.

We received oral comments on the 485(a) Template Amendment from since-retired Staff reviewer Ms. Deborah D. Skeens by telephone on February 17, 2017. We submitted a letter to the Staff responding to those comments on March 31, 2017. Our March 31 letter included as Exhibit A (“Exhibit A”) an excerpt from a proposed revised draft of the 485(a) Template Amendment that reflected certain changes made in response to the Staff’s comments. You then provided comments regarding Exhibit A by telephone on April 4, 2017.

Summaries of your April 4 comments and the Trust’s responses are set forth below. These responses are reflected, to the extent applicable, in Post-Effective Amendment No. 103 (the “485(b) Template Amendment”) to the Trust’s Registration Statement, which will be filed on the date hereof pursuant to Rule 485(b) under the Securities Act, with effectiveness on April 10, 2017.

1.	Comment: Please define the term “Cumulative Quantity Discount,” which is used under the heading “Method of Valuation of Accounts” in Exhibit A, or supplementally confirm that the term is defined elsewhere in the Fund’s Prospectus.

Response: The Trust confirms that “Cumulative Quantity Discount” is defined in the Fund’s Prospectus.

2.	Comment: The Staff notes that Exhibit A includes a number of constructs that either (i) permit the Fund’s adviser and/or distributor to exercise discretion in granting a reduction, waiver or other variation (a “variation”) in sales charge in connection with transactions in Fund shares, or (ii) refer to the existence of a sales charge variation without identifying with specificity who may be eligible for such variation. The Staff notes that registration statement disclosure related to sales charge variations should be sufficiently specific that an investor can read it and know without further inquiry whether he or she is eligible for a referenced variation. An example of language that should be changed is the following, which appears under the heading “Sales at Net Asset Value” with the purpose of identifying a category of people who are eligible for sales charge variations: “current registered representatives and other full-time employees of participating brokers or such persons’ spouses ….” In this instance, it is unclear who “participating brokers” are, and it would not be possible for an investor to know without further inquiry whether he or she is eligible for the referenced variation. Similarly, constructs that should be changed appear in the following places in Exhibit A: under the “Sales at Net Asset Value” heading, item (iii), item (iv), item (v), item (vi), item (vii) and the third full paragraph following item (vii); under “Reductions and Waivers of Initial Sales Charges and CDSCs,” item (x), item (xi), item (xiii) and the second paragraph following item (xiii); and under “Exempt Transactions; No CDSCs,” the second bullet. In each instance, please make revisions to identify specifically who is eligible for the variations that are referenced.

Response: In response to the comment, the Trust has revised Exhibit A as shown in Appendix A hereto.

3.	Comment: In the final paragraph under “Reductions and Waivers of Initial Sales Charges and CDSCs,” please delete the word “generally” from the statement “This Prospectus will generally be amended or supplemented to describe any such discount or commission increases.”

Response: The requested change has been made.

* * * * *

Please do not hesitate to call me (at 617-951-7831) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Robert M. Schmidt
Robert M. Schmidt

cc:	Thomas J. Fuccillo, Esq.
Craig A. Ruckman, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.

2

Appendix A

[Revisions to Exhibit A in track changes]

III.	The “Classes of Shares” section of the prospectus is hereby revised as follows.

(i)	The paragraphs that begin with the headings “Letter of Intent,” “Reinstatement Privilege,” “Method of Valuation of Accounts” and “Sales at Net Asset Value” in the “Classes of Shares—Initial Sales Charges—Class A Shares” section of the prospectus are hereby deleted and replaced with the following paragraphs.

Letter of Intent. An investor may also obtain a reduced sales charge on purchases of Class A shares by means of a written Letter of Intent, which expresses an intention to invest not less than $50,000 within a period of 13 months in Class A shares of any Eligible Fund(s). The maximum intended investment amount allowable in a Letter of Intent is $1,000,000. Each purchase of shares under a Letter of Intent will be made at the public offering price or prices applicable at the time of such purchase to a single purchase of the dollar amount indicated in the Letter. At the investor’s option, a Letter of Intent may include purchases of Class A shares of any Eligible Fund made not more than 90 days prior to the date the Letter of Intent is signed; however, the 13-month period during which the Letter of Intent is in effect will begin on the date of the earliest purchase to be included and the sales charge on any purchases prior to the Letter of Intent will not be adjusted. In making computations concerning the amount purchased for purpose of a Letter of Intent, any redemptions during the operative period are deducted from the amount invested. Investors qualifying for the Combined Purchase Privilege described above may purchase shares of the Eligible Funds under a single Letter of Intent. For example, if at the time you sign a Letter of Intent to invest at least $100,000 in Class A shares of any Eligible Fund, you and your spouse each purchase Class A shares of the AllianzGI Global Water Fund worth $30,000 (for a total of $60,000), it will only be necessary to invest a total of $40,000 during the following 13 months in Class A shares of any of the Eligible Funds to qualify for the 3.50% sales charge on the total amount being invested.

A Letter of Intent is not a binding obligation to purchase the full amount indicated. The minimum initial investment under a Letter of Intent is 5% of such amount. Shares purchased with the first 5% of the amount indicated in the Letter of Intent will be held in escrow (while remaining registered in your name) to secure payment of the higher sales charge applicable to the shares actually purchased in the event the full intended amount is not purchased. If the full amount indicated is not purchased, a sufficient amount of such escrowed shares will be involuntarily redeemed to pay the additional sales charge applicable to the amount actually purchased, if necessary. Dividends on escrowed shares, whether paid in cash or reinvested in additional Eligible Fund shares, are not subject to escrow. When the full amount indicated has been purchased, the escrow will be released.

If an investor wishes to enter into a Letter of Intent in conjunction with an initial investment in Class A shares of a Fund, the investor should complete the appropriate portion of the account application. A current Class A shareholder desiring to do so may obtain more information by contacting the Distributor at 1-800-988-8380 or any broker participating in this program.

Shares purchased or held through a Plan Investor (as defined in the Statement of Additional Information) or any other employer-sponsored benefit program do not count for purposes of determining whether an investor has qualified for a reduced sales charge through the use of a Letter of Intent.

Method of Valuation of Accounts. To determine whether a shareholder qualifies for a reduction in sales charges on a purchase of Class A shares of Eligible Funds, the offering price of the shares is used for purchases relying on the Combined Purchase Privilege or a Letter of Intent and the amount of the total current purchase (including any sales charges) plus the NAV (at the close of business on the day of the current purchase) of shares previously acquired is used for the Cumulative Quantity Discount.

Notification of eligibility for reduced sales charges. In many cases, neither the Trust or Allianz Funds (together the “Trusts”) as applicable, the Distributor nor the Transfer Agent will have the information necessary to determine whether a quantity discount or reduced sales charge is applicable to a purchase. An investor or participating broker must notify the Distributor whenever a quantity discount or reduced sales charge is applicable to a purchase and must provide the Distributor with sufficient information at the time of purchase to verify that each purchase qualifies for the privilege or discount, including such information as is necessary to obtain any applicable “combined treatment” of an investor’s holdings in multiple accounts. Upon such notification, the investor will receive the lowest applicable sales charge. For investors investing in Class A shares through a financial intermediary, it is the responsibility of the financial intermediary to ensure that the investor obtains the proper quantity discount or reduced sales charge. The quantity discounts and commission schedules described above may be modified or terminated at any time.

Reinstatement Privileges. A Class A shareholder who has caused any or all of his shares to be redeemed may reinvest all or any portion of the redemption proceeds in Class A shares of any Eligible Fund at net asset value without any sales charge, provided that such reinvestment is made within 120 calendar days after the redemption or repurchase date. Shares are sold to a reinvesting shareholder at the net asset value next determined. See “How Fund Shares Are Priced” in this Prospectus. A reinstatement pursuant to this privilege will not cancel the redemption transaction and, consequently, any gain or loss so realized may be recognized for U.S. federal tax purposes except that no loss may be recognized to the extent that the proceeds are reinvested in shares of the same Fund within 30 days. The reinstatement privilege may be utilized by a shareholder only once, irrespective of the number of shares redeemed, except that the privilege may be utilized without limit in connection with transactions whose sole purpose is to transfer a shareholder’s interest in a Fund to his Individual Retirement Account or other qualified retirement plan account. An investor may exercise the reinstatement privilege by written request sent to the Distributor or to the investor’s broker.

Sales at Net Asset Value. Each Fund may sell its Class A shares at net asset value without a sales charge to

(i) Affiliated individuals or entities defined here:

•	current, former or retired officers, trustees, directors or employees of the Trust, Allianz Funds, Allianz Asset Management of America L.P., AllianzGI U.S. or the Distributor, other affiliates of AllianzGI U.S. and funds advised or subadvised by any such affiliates, provided that any such former employee established an account holding Fund shares during his or her period of employment;

•	a parent, brother or sister of any such officer, trustee, director or employee or a spouse or child of any of the foregoing persons, or any trust, profit-sharing or pension plan for the benefit of any such person and;

•	any other person if the Distributor anticipates that there will be minimal sales expenses associated with the sale;

(ii) current registered representatives and other full-time employees of ~~participating~~ brokers that sell Fund shares or such persons’ spouses or for trust or custodial accounts for their minor children;

(iii) trustees or other fiduciaries; and participants purchasing shares for ~~certain~~ plans sponsored by employers, professional organizations or associations or charitable organizations~~, for which the trustee, administrator, recordkeeper, fiduciary, broker, trust company or registered investment adviser for which has an agreement with the Distributor or AllianzGI U.S. with respect to such purchases~~;

(iv) participants investing through accounts known as “wrap accounts” ~~established with brokers or dealers approved by the Distributor where such brokers or dealers are~~where a broker or dealer is paid a single, inclusive fee for brokerage and investment management services; and

(v) client accounts of broker-dealers or registered investment advisers affiliated with such broker-dealers ~~with which the Distributor or AllianzGI U.S. has an agreement for the~~that use ~~of~~ a Fund in particular investment products or programs or in particular situations and where sales of Fund shares at net asset value are a feature of the product or program offering.

~~(vi) accounts for which the company that serves as trustee or custodian either (a) is affiliated with AllianzGI U.S. or (b) has a specific agreement to that effect with the Distributor; and~~

~~(vii) certain investors at the discretion of AllianzGI U.S. or the Distributor.~~

The Distributor will only pay service fees and will not pay any initial commission or other fees to dealers upon the sale of Class A shares to the purchasers described in sub-paragraphs (i) through (vii) above except that the Distributor will pay initial commissions to any dealer for sales to purchasers described under sub-paragraph (iii) above provided such dealer has a written agreement with the Distributor specifically providing for the payment of such initial commissions.

In addition, each Fund may issue its Class A shares at net asset value without a sales charge pursuant to the automatic reinvestment of income dividends or capital gains distributions or in connection with plans of reorganization involving the Fund, such as mergers, asset acquisitions and exchange offers to which a Fund is a party.

Current registered representatives and other full-time employees of ~~participating~~ brokers that sell Fund shares or such persons’ spouses or trusts or custodial accounts for their minor children may purchase Class A shares at net asset value without a sales charge. The minimum initial investment in each case is $1,000 per Fund and the minimum subsequent investment is $50. Further information about sales charge waivers is included throughout this “Classes of Shares—Initial Sales Charges—Class A Shares” section and elsewhere in this “Classes of Shares” section.

(ii)	The first three sentences in the in the “Classes of Shares—Initial Sales Charges—Class T Shares” section of the prospectus are hereby deleted and replaced with the following:

Class T shares are sold at a public offering price equal to their net asset value per share plus a sales charge. Class T shares do not provide for the opportunity to reduce or waive the initial load or sales charges, either through a right of accumulation or through a letter of intent. In addition, shares issued pursuant to the automatic reinvestment of income dividends or capital gains distributions or in connection with plans of reorganization involving the Fund, such as mergers, asset acquisitions and exchange offers, to which a Fund is a party, are issued at net asset value and are not subject to any sales charges. The initial sales charge you pay varies depending on the size of your purchase, as set forth below.

The final two sentences in the section are hereby deleted.

(iii)	The first two sentences in the in the “Classes of Shares—Contingent Deferred Sales Charges (CDSCs)—Class C Shares” section of the prospectus are hereby deleted and replaced with the following:

Class C shares are sold at their current net asset value without any initial sales charge. A CDSC is imposed if an investor redeems Class C shares within a certain time period after their purchase. When shares are redeemed, any shares acquired through the reinvestment of dividends or capital gains distributions will be redeemed first and will not be subject to any CDSC. For the redemption of all other shares, the CDSC will be based on either the shareholder’s original per-share purchase price or the then current net asset value of the shares being sold, whichever is lower. CDSCs will be deducted from the proceeds of the shareholder’s redemption, not from the amounts remaining in the shareholder’s account. In determining whether a CDSC is payable, it is assumed that the shareholder will redeem first the lot of shares that will incur the lowest CDSC. All of an investor’s purchase payments are invested in shares of the Fund(s) selected.

Whether a CDSC is imposed and the amount of the CDSC will depend on the number of years since the investor made a purchase payment from which an amount is being redeemed.

Any CDSC imposed on a redemption of Class C shares is paid to the Distributor. For investors investing in Class C shares through a financial intermediary, it is the responsibility of the financial intermediary to ensure that the investor is credited with the proper holding period for the shares redeemed.

For more information about the Class C CDSC, contact the Distributor at 1-800-988-8380.

Unless you are eligible for a waiver, if you sell (redeem) your Class C shares within the time periods specified below, you will pay a CDSC as indicated.

(iv)	The “Classes of Shares—CDSCs on Class A Shares” section of the prospectus is hereby deleted and replaced with the following.

CDSCs on Class A Shares	For purchases of Class A shares of all Funds other than the Short Duration High Income Fund, investors who purchase $1,000,000 or more of Class A shares (and, thus, purchase such shares without any initial sales charge) may be subject to a 1% CDSC if such shares are redeemed within 18 months of their purchase. For purchases of Class A shares of the Short Duration High Income Fund, investors who purchase $250,000 or more of

Class A shares (and, thus, purchase such shares without any initial sales charge) may be subject to a 0.50% CDSC if such shares are redeemed within 12 months of their purchase. The CDSCs described in this paragraph are sometimes referred to as the “Class A CDSC.” The Class A CDSC does not apply to investors purchasing any Fund’s Class A shares if such investors are otherwise eligible to purchase Class A shares without any sales charge because they are described under “Initial Sales Charges—Class A Shares—Sales at Net Asset Value” above.

For purchases subject to the Class A CDSC, a CDSC will apply for any redemption of such Class A shares that occurs within 18 months of their purchase or, in the case of the Short Duration High Income Fund, within 12 months of their purchase. No CDSC will be imposed if the shares redeemed have been acquired through the reinvestment of dividends or capital gains distributions or if the amount redeemed is derived from increases in the value of the account above the amount of purchase payments subject to the CDSC. In determining whether a CDSC is payable, it is assumed that the shareholder will redeem first the lot of Class A shares that will incur the lowest CDSC. Any CDSC imposed on a redemption of Class A shares is paid to the Distributor. The manner of calculating the CDSC on Class A shares is described below under “How CDSCs are Calculated.”

The Class A CDSC is currently waived in connection with certain redemptions as described above under “Waiver of Contingent Deferred Sales Charges.” For more information about the Class A CDSC, call the Distributor at 1-800-988-8380.

For Class A shares outstanding for 18 months or more or, in the case of the Short Duration High Income Fund, 12 months or more, the Distributor may also pay participating brokers annual servicing fees of 0.25% of the net asset value of such shares.

(v)	The “Classes of Shares—Reductions and Waivers of Initial Sales Charges and CDSCs” section of the prospectus is hereby deleted and replaced with the following.

Reductions and Waivers of Initial Sales Charges and CDSCs

The CDSC applicable to Class A and Class C shares is currently waived for any redemption:

(i) in connection with required minimum distributions to IRA account owners or beneficiaries who are age 70 1/2;

(ii) in connection with distributions to participants in employer-sponsored retirement plans upon attaining age 59 1/2;

(iii) any partial or complete redemption in connection with a qualifying loan or hardship withdrawal from an employer sponsored retirement plan;

(iv) following death or permanent and total disability (as defined in Section 22(e) of the Code) of an individual holding shares for his or her own account and/or as the last survivor of a joint tenancy arrangement (this provision, however, does not cover an individual holding in a fiduciary capacity or as a nominee or agent or a legal entity that is other than an individual or the owners or beneficiaries of any such entity) provided the redemption is requested within one year of the death or initial determination of disability and provided the death or disability occurs after the purchase of the shares;

(v) resulting from a return of an excess contribution to a qualified employer retirement plan or an IRA;

(vi) up to 10% per year of the value of a Fund account that is subject to an Automatic Withdrawal Plan;

(vii) by Trustees, officers and employees of any of the Trusts, and by directors, officers and employees of the Distributor, AAMA or AllianzGI U.S.;

(viii) effected pursuant to a Fund’s right to involuntarily redeem a shareholder’s Fund account if the aggregate net asset value of shares held in such shareholder’s account is less than a minimum account size specified in this Prospectus;

(ix) of shares of any Fund that is combined with another Fund, investment company, or personal holding company by virtue of a merger, acquisition or other similar reorganization transaction;

(x) by a shareholder who is a participant making periodic purchases of not less than $50 through ~~certain~~ employer sponsored savings plans ~~that are clients of a broker-dealer with which the Distributor has an agreement with respect to such purchases~~;

(xi) effected by trustees or other fiduciaries who have purchased shares for employer-sponsored plans, the trustee, administrator, fiduciary, broker, trust company or registered investment adviser ~~for which has an agreement with the Distributor with respect to such purchases~~; and

(xii) by a holder of Class A or Class C shares where the participating broker or dealer involved in the purchase of such shares waived all payments it normally would receive from the Distributor at the time of purchase (i.e., commissions or reallowances of initial sales charges and advancements of service and distribution fees)~~; and~~.

~~(xiii) by a holder of Class A or Class C shares where, by agreement with the Distributor, the participating broker or dealer involved in the purchase of such shares waived a portion of any payment it normally would receive from the Distributor at the time of purchase (or otherwise agreed to a variation from the normal payment schedule) in connection with such purchase.~~

The Distributor may require documentation prior to waiver of the CDSC for any class, including distribution letters, certification by plan administrators, applicable tax forms, death certificates, physicians’ certificates (e.g., with respect to disabilities), etc.

~~Any applicable CDSC may be waived for certain redemptions under an Automatic Withdrawal Plan.~~

The discounts and commissions to dealers applicable to Class A and Class T shares may be increased pursuant to special arrangements from time to time agreed upon between the Distributor and certain participating brokers. This Prospectus will ~~generally~~ be amended or supplemented to describe any such discount or commission increases.

Exempt Transactions; No CDSCs

Investors will not be subject to CDSCs, and brokers and dealers will not receive any commissions or reallowances of initial sales charges or advancements of service and distribution fees, on the transactions described below (which are sometimes referred to as “Exempt Transactions”):

•    A redemption by a holder of Class A or Class C shares where the Distributor did not pay at the time of purchase to the participating broker or dealer involved in the purchase of such shares the payments the Distributor normally would have paid at the time of purchase (e.g., commissions and/or reallowances of initial sales charges and advancements of service and distribution fees).

•    A redemption by a holder of Class A or Class C shares where~~, by agreement between the broker-dealer and the Distributor,~~ the Distributor did not pay at the time of purchase ~~all or a portion of~~the payments it normally would have paid to the broker-dealer at the time of purchase ~~(or otherwise agreed to a variation from the normal payment schedule)~~ in connection with such purchase.

Exchanges and CDSCs

With respect to Class A shares subject to a CDSC or Class C shares, if less than all of an investment is exchanged out of a Fund, any portion of the investment exchanged will be from the lot of shares that would incur the lowest CDSC if such shares were being redeemed rather than exchanged.

Except as otherwise disclosed in this Prospectus, shares that are received in an exchange will be subject to the same CDSC as the shares exchanged. For example, Class C shares that have a twelve-month CDSC period received in exchange for Class C shares that have an eighteen-month CDSC period will have the same CDSC period as the shares exchanged (in this case, eighteen months). Note, however, effective January 1, 2010, any Class C shares owned on that date or purchased thereafter will only be subject to a CDSC if redeemed during the first twelve months.

Shareholders should take into account the effect of any exchange on the applicability of any CDSC that may be imposed upon any subsequent redemption. See “Exchanges” below for additional information.

Exchanges

As described and subject to any limits in “How to Buy and Sell Shares—Exchanging Shares,” a shareholder (not including a shareholder of Class T shares) may exchange shares of any Fund for shares of the same class of any other series of the Trust that is available for investment or any series of Allianz Funds that is available for investment, on the basis of their respective net asset values. Class T shares have no exchange privilege. This exchange privilege may in the future be extended to cover any “interval” funds that may be established and managed by the Manager and its affiliates. The original purchase date(s) of shares exchanged for purposes of calculating any CDSC will carry over to the investment in the new fund. For example, if a shareholder invests in Class C shares of one fund and 6 months later (when the CDSC upon redemption would normally be 1.00%) exchanges his shares for Class C shares of another fund, no sales charge would be imposed upon the exchange, but the investment in the other Fund would be subject to the 1% CDSC until one year after the date of the shareholder’s investment in the first fund as described herein.

Shares of one class of a Fund (excluding Class T shares) may be exchanged, at a shareholder’s option, directly for shares of another class (including Class T) of the same Fund (an “intra-Fund exchange”), subject to the terms and conditions described below and to such other fees and charges as set forth in the Prospectus (including the imposition or waiver of any sales charge or CDSC), provided that the shareholder for whom the intra-Fund exchange is being requested meets the eligibility requirements of the class into which such shareholder seeks to exchange. For the avoidance of doubt Class T shares may not be exchanged for shares of another class of the same Fund; however, subject to meeting eligibility and other applicable requirements, another share class of a Fund may be exchanged for Class T shares. Additional information regarding the eligibility requirements of different share classes, including investment minimums and intended distribution channels, is provided under “Distribution of Trust Shares” in the Statement of Additional Information, and/or in this Prospectus. Shares of a Fund will be exchanged for shares of a different class of the same Fund on the basis of their respective NAVs. Ongoing fees and expenses incurred by a given share class will differ from those of other share classes, and a shareholder receiving new shares in an intra-Fund exchange may be subject to higher or lower total expenses following such exchange. In addition to changes in ongoing fees and expenses, a shareholder receiving new shares in an intra-Fund exchange may be required to pay an initial sales charge (load) or CDSC. Generally, intra-Fund exchanges into Class A or Class T shares will be subject to a Class A or Class T sales charge as applicable unless otherwise noted below, and intra-Fund exchanges out of Class A or Class C shares will be subject to the standard schedule of CDSCs for the share class out of which the shareholder is exchanging, unless otherwise noted below. If Class C shares are exchanged for Class A or Class T shares, a shareholder will be responsible for paying any Class C CDSCs and any applicable Class A or Class T sales charge. With respect to shares subject to a CDSC, if less than all of an investment is exchanged out of one class of a Fund, any portion of the investment exchanged will be from the lot of shares that would incur the lowest CDSC if such shares were being redeemed rather than exchanged. If an intra-Fund exchange incurs a CDSC or sales charge, Fund shares may be redeemed to pay such charge, and that redemption will be taxable. Shareholders should consult their tax advisers as to the federal, state and local or non-U.S. tax consequences of an intra-Fund exchange. The Distributor will waive the applicable initial sales charges for intra-Fund exchanges that are initiated on behalf of shareholders by their financial intermediary.